September 19, 2024

Marc Bell
Chief Executive Officer
Terran Orbital Corporation
6800 Broken Sound Parkway NW, Suite 200
Boca Raton, FL 33487

       Re: Terran Orbital Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed on September 9, 2024
           File No. 001-40170
Dear Marc Bell:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
General

1. Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3 to this transaction. Include in your analysis whether Lockheed Martin Corporation is your
          affiliate.    In this regard, we note your disclosures on pages 46,
47 and 105 that Lockheed
       Martin indicated it would not consent to certain alternative financing alternatives, the terms of the strategic cooperation agreement with Lockheed and that Lockheed beneficially owns 27.7% of your common stock. We also note from your Annual Report on Form 10-K for the fiscal year ended December 31, 2023 that Lockheed represented approximately 81% of your consolidated revenues and that you owed $25 million in long-
       term debt to Lockheed for the period. Address the mechanisms by which control may exercised individually and in the aggregate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 19, 2024
Page 2

       Please contact Jenny O'Shanick at 202-551-8005 or Geoffrey Kruczek at 202-551-3641
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Rosa Testani